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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of December, 1998.


                        LASERMEDIA COMMUNICATIONS CORP.
                 11 Charlotte Street, Toronto, Ontario M5V 2H5


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                     Form 20-F    X        Form 40-F
                                -----                 -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                            Yes             No    X
                                 -----          -----


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

                                 Not Applicable






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                        LASERMEDIA COMMUNICATIONS CORP.

                                 PRESS RELEASE



FOR IMMEDIATE RELEASE                                         Press Release #17
Toronto, Ontario                                               December 3, 1998



                LASERMEDIA PREPARES FOR INTERNET E-COMMERCE WITH
           THE WORLD'S FIRST INTERACTIVE HEALTH AND FITNESS WEBSITE:
                                 WWW.ACTFIT.COM


LaserMedia Communications Corp. (CDN: LMCD)
TRADING ON NASDAQ/OTC-BULLETIN BOARD (LZMCF)
Issued and Outstanding - 14,484,268 Common Shares

* "$" represents Canadian dollars.

TORONTO, December 3, 1998. LaserMedia Communications Corp. ("LaserMedia") announced today that it is preparing to enter into Internet E-Commerce by launching the world's first interactive health and fitness website, www.actfit.com.

For the past 18 months, LaserMedia has been testing this market with its "activetrainer.com" website. Primarily designed to provide support, information and inspiration for users of LaserMedia's "Active Trainer" Interactive CD-ROM, this site has attracted as many as 50,000 users per month without any type of advertising or promotions. In addition it has been listed as one of Cool Sites' "Top Ten Links" and is featured in Sympatico's "Healthy Way." Such positive results have now led LaserMedia to develop a fully interactive "virtual health club" for the online community.

"Actfit.com combines the expertise of our highly successful ACTIVE FITNESS line of CD-ROMs with dynamic web design, and will serve as the internet's premier source for health and fitness information, inspiration and motivation," said LaserMedia Chairman and CEO Richard Hue. "Our goal is to create the experience of a top-flight, fully-equipped fitness club on the web."

Actfit.com will provide an impressive array of features and services in a stunning graphical environment. Members will relax in a luxurious lounge, trade messages on a bulletin board and read reviews of fitness equipment; they'll have access to a massive archive of health, exercise and lifestyle articles; and they'll be able to order on-line from an impressive catalogue of brand-name fitness and nutrition products at the site's Equipment Room.

Visitors will be offered three different types of memberships: Silver - provides members with access to all free areas of the site; Gold - offers a selection of services for an annual fee; and Platinum - - for an annual fee, members have access to all areas of the site.





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The first phase of the launch of actfit.com is planned for mid-December, 1998.
LaserMedia will roll out dazzling new services and features on a continuing basis in the first quarter of 1999. Top priority will be given to responding to the needs of members and helping them achieve their fitness goals, with some exciting surprises planned for those who sign up early.


For further information, contact:
Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779 / (888) 821-2800

   THE INFORMATION HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY REGULATORY
                                  AUTHORITIES.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, LaserMedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       LASERMEDIA COMMUNICATIONS CORP.



Date: December 11, 1998                By:/s/ Richard Hue
                                          --------------------------------
                                            RICHARD HUE
                                            Chairman and Chief Executive Officer





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